United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

13. COMPENSATION FOR MANAGERS

13.1 Description of the compensation policy or practices for the Executive Board, the Statutory and Non-Statutory Boards, the Fiscal Committee, the Statutory Committees and the Audit, Risk, Finance and Compensation Committees, covering the following topics:
a. Objectives of the compensation policy or practices
According to the provisions of Article 10, Paragraph 3 of the Bylaws, the Managers’ overall and annual compensation is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, their competences and professional reputation, and the market value of their services.
Vale is the second largest diversified mining company in the world, and the largest private company in Latin America. It has operations in over thirty countries, a market value of some US$140 billion, over 500,000 shareholders in every continent, and around 60,000 employees and 32,000 subcontracted workers active in its operations.
Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.
As a global company, Vale is aware that retaining and engaging the right professionals in key roles, especially executive directors, is critical for its success on the mid and long term. As such, the market is always the benchmark, from a perspective of global competition, which means its main competitors, such as the top mining companies and other large global enterprises.
The main factor for compensation and the main objective of the compensation policy adopted is the company’s performance and growth in the short, medium and long term, in line with its strategic plan, while also assuring shareholder value. The compensation policy therefore prioritizes serving the company’s business.
b. Composition of compensation packages
(i) Description of the different elements of the compensation packages and the objectives of each of them; and (iii) the method for calculating and adjusting each of the elements in the compensation packages:
Executive Board
Fixed Compensation
The compensation for the members of the Executive Board is made up exclusively of the payment of a fixed monthly fee. The deputy members receive 50% of the amount paid to the members. The amount paid as fees is aligned with market values. This fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Executive Board. The overall annual compensation for the Managers, including the members of the Executive Board, the Statutory Board, the Fiscal Council and the advisory committees is set at the annual general meeting and distributed by the Executive Board. The members of the Executive Board are eligible to receive a private pension plan from the Vale pension fund (Valia – Fundação Vale do Rio Doce de Seguridade Social).
Fiscal Board
Fixed Compensation
The compensation for the members of the Fiscal Board is made up of a fixed monthly fee, set at 10% of the average compensation paid to the Executive Directors, excluding benefits, representation monies, and profit shares. Aside from this fixed compensation, the active members of the Fiscal Board have the right to the reimbursement of their transportation, board and lodging expenses incurred while undertaking their duties. Deputys are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are adjusted in line with any adjustment made to the Executive Directors’ compensation.

Advisory Committees
Fixed Compensation
The compensation for the members of the Executive Board Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) is paid for each meeting an executive effectively takes part in, said payment being the same as the monthly fee payable to the deputy members of the Executive Board. As set forth in Paragraph 2 of Article 15 of Vale’s Bylaws, the committee members who are Vale Managers will not be eligible for extra compensation for sitting on the committees. The aim of the fixed compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is adjusted in line with the compensation paid to members of the Executive Board.
Executive Board (Statutory Directors)
Fixed Compensation
Fixed monthly compensation set according to competitive market rates and adjusted annually by the IPCA inflation index. The aim of the fixed monthly compensation is to remunerate the services rendered by the statutory directors within the scope of their individual responsibility in managing the Company.
Benefits
Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.
Profit Share
Variable annual payment (profit share bonus) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Based on the rules established in the program, the bonus may even be zero, should the Company fail to meet the targets set for each year. Meanwhile, if the performance is exceptional, the bonus can be raised up to a maximum of 150% of the fixed annual amount.
ILP Plan (Long-Term Incentive Plan, as per the acronym in Portuguese)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (profit share) for Executive Directors and 125% of the bonus (profit share) for the calculated on the value effectively paid for said bonus, and transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010. For further details, please see item 13.4 of the Reference Form.
Prior to the ILP, the Company had a specific program for the Statutory Board, which received 36% of the bonus, payable after 13 months. This program, which has been replaced by the ILP, no longer exists, the last payment having been made in January 2009.
Matching
Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.

Non-Statutory Board
The non-statutory directors are Company employees with a labor contract. There are two groups of executives that fall into this category: “level 5” directors, who normally hold global corporate or business unit functions; and (ii) “level 4” directors, who generally hold regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.
Fixed Salary
Monthly amount based on the Company’s career plan and accepted practices on the competing market. All positions are assessed using the Hay System. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to them in undertaking their respective duties within the company. There is no predefined index or frequency for adjusting fixed salaries; when they are adjusted, this is based on changes in market values and the merit of the individual executive.
Benefits
Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.
Profit Share
Variable annual payment (profit share bonus) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Based on the rules established in the program, the bonus may even be zero, should the Company fail to meet the targets set for each year. Meanwhile, if the performance is exceptional, the bonus can be raised up to a maximum of 18 times the monthly salary for “level 5” Directors, and up to 15 times the monthly salary for “level 4” Directors.
Long-Term Incentive Plan (ILP)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the executives and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (short-term variable payment) for “level 5” Directors and 50% of the same bonus for “level 4” Directors, calculated on the value effectively paid for said bonus. This sum is transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010.
Matching
Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.

Non-Statutory Committees
The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.
(ii) Proportion of each element to make up the total compensation package
The proportions for 2009 were as shown in the table below:

	% of total compensation package paid as:
	Fixed			Long-Term
	Compensation	Benefits	Profit Share	Incentive	Matching	Total
Executive Board	100%	—	—	—	—	100%
Statutory Board	32.2%	6.9%	44.6%	9.3%	—	100%
Non-Statutory Board	40.7%	18.3%	37.3%	3.7%[1]	—	100%
Fiscal Board	100%	—	—	—	—	100%
Advisory Committees	100%	—	—	—	—	100%
Note 1 – Relative to plan arising from the acquisition of Vale Inco Limited.
c. Main performance indicators that are taken into consideration when determining each element of the compensation package
All the definitions concerning the compensation of Statutory Directors are sustained by market research, supported by one or more specialized consultancies, assessed by the Executive Development Committee and approved by the Executive Board.
The main performance indicators are the Company’s performance in comparison with its main competitors (top five mining companies), its cash flow return on gross investments (CFROGI), as well as general productivity, safety and environmental indicators.
d. How the compensation package is structured to reflect the development of the performance indicators
The executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Executive Board, which are reviewed each year to sustain the targets and expected results for the Company.
Further, the long-term incentive payments (ILP and Matching scheme) are pegged to some of the Company’s performance indicators: the price of its shares on the market, and its position relative to its peer group (a group of twenty companies of a similar size).
e. How the compensation policy is aligned with the Company’s short-, medium- and long-term interests
As already stressed, the main factor for compensation is the Company’s performance and growth on the short, medium and long term, in line with its strategic plan, while also assuring shareholder value. As such, the long-term incentives are structured with a three-year elimination period, and mirror changes in the Company’s performance indicators.
f. Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies
One of the Company’s executive directors is also the President and Chief Executive Officer of Vale Inco Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits is paid by Vale Inco Limited.
g. Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest
There is no compensation or benefit for the members of the Fiscal or Executive Boards, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.

13.2 With respect to compensation acknowledged in the results of the last 3 accounting reference periods and the estimated compensation for the current accounting reference period for the Executive Board, the Statutory Board and the Fiscal Board [1]:
Estimates for the Accounting Reference Period to be closed on December 31, 2010

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members	11 full members and 11 deputy members	8	[1]	4 full members and 4 deputy members	38
Annual fixed compensation (in BRL)	—	—		—	—
Salaries or pro-labore fees	4,554,000.00	17,001,252.00		1,152,000.00	22,707,252.00
Direct and indirect benefits	—	3,425,413.00		—	3,425,413,00
Compensation for participation in Committes	—	—		—	—
Other	—	—		—	—
Variable Compensation (in BRL)	—	—		—	—
Bonus	—	20,902,657.00		—	20,902,657.00
Profit share	—	—		—	—
Compensation for participation in meetings	—	—		—	—
Commissions	—	—		—	—
Other	—	—		—	—
Post-employment benefits	—	—		—	—
Employment cessation benefits	—	7,422,638.00	[2]	—	7,422,638.00
Stock-based compensation	—	23,575,073.00	[3]	—	23,575,073.00
Amount of compensation per board or committee	4,554,000.00	72,327,03.00		1,152,000.00	78,033,033.00
Notes:

1	– Upon the expectation that the two vacancies in the Executive Board be fulfilled.

2	– Payments made to three former Executive Managers who quit the Company in the accounting reference periods closed in 2008 (2) and 2009 (1).

3	– Taking into consideration the amounts described under item 13.1(b) above with respect to ILP Program.
Accounting reference period closed on December 31, 2009

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members	11 full members and 10 deputy members	6.33		4 full members and 3 deputy members	34
Annual fixed compensation (in BRL) Salaries or pro-labore fees
Salaries or pro-labore fees	3,249,794.00	13,763,807.00		824,000.00	17,837,601.00
Direct and indirect benefits	—	2,975,951.00		—	2,975,951.00
Compensation for participation in Committes	—	—		—	—
Other	—	—		—	—
Variable Compensation (in BRL)	—	—		—	—
Bonus	—	19,057,843.00		—	19,057,843.00
Profit share	—	—		—	—
Compensation for participation in meetings	—	—		—	—
Commissions	—	—		—	—
Other	—	—		—	—
Post-employment benefits	—	—		—	—
Employment cessation benefits	—	2,981,751.00	[2]	—	2,981,751.00
Stock-based compensation	—	3,985,738.00	[3]	—	3,985,738.00
Amount of compensation per board or committee	3,249,794.00	42,765,090.00		824,000.00	46,838,884.00
Notes:

1
– The criterion adopted was the annual average number of members of the Statutory Board as per the monthly records. For the other boards and committees, the number of members remained constant throughout the year.

2	– This amount includes payments made to 2 Executive Managers whose contracts were rescinded in Dec 2008 and Mar 09, respectively.

3	– Amounts paid within the scope of the ILP Program, as described under item 13.1(b) above.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.

13.3 With respecto to variable compensation in the last 3 accounting reference periods and compensation estimated for the current accounting reference period for the Executive Board, the Statutory Board and the Fiscal Board:
Estimates for the accounting reference period to be closed on December 31, 2010

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members	11 full members and 11 deputy members	8	[1]	4 full members and 4 deputy members	38
Bonus (em BRL)
Minimum amount estimated by compensation plan	—	0		—	0
Maximum amount estimated by compensation pla	—	BRL 26,615,414.00	[2]	—	BRL 26,615,414.00
Amount estimated by the compensation plan if pre-established goals are met	—	BRL 17,743,609.00	[3]	—	BRL 17,743,609.00
Profit share (em BRL)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation pla	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Notes:

1	– Taking into consideration 2 vacant positions in the Executive Board.

2	– Amount stands for 150% of Fixed Annual Compensation paid to the Statutory Board.

3	– Amount stands for 100% of Fixed Annual Compensation paid to.
Accounting reference period closed on December 31, 2009

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members	11 full members and 11 deputy members	7	[1]	4 full members and 3 deputy members	37
Bonus (em BRL)
Minimum amount estimated by compensation plan	—	0		—	0
Maximum amount estimated by compensation pla	—	BRL 23,153,617.00	[2]	—	BRL 23,153,617.00
Amount estimated by the compensation plan if pre-established goals are met	—	BRL 15,435,745.00	[3]	—	BRL 15,435,745.00
Amount actually acknowledged in the formal results	—	BRL 19,057,843.00		—	BRL 19,057,843.00
Profit share (em BRL)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation pla	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount actually acknowledged in the formal results	—	—		—	—
Notes:

1	– Taking into consideration one Executive manager do whose contract was rescinded during the accounting reference period of 2009.

2	– Amount stands for 150% of Fixed Annual Compensation paid to the Statutory Board.

3	– Amount stands for 100% of Fixed Annual Compensation paid to.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.

13.4 With respect to the stock-based compensation plan for the Executive Board and the Statutory Board, which was in force in the last accounting reference period and which is estimated for the current accounting reference period corrente:
The Company has two stock-based compensation plans for the Statutory Board, which are not extended to the Executive Board. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock.
a. General Terms and Conditions
ILP Plan (Long-Term Incentive Plan, as per the acronym in Portuguese)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (profit share) for Executive Directors and 125% of the bonus (profit share) for the calculated on the value effectively paid for said bonus, and transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010.
• Matching. Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture.
b. Major Plan Objectives
The major objectives of both the ILP and the Matching Plan are retention of the Company`s major executives by fostering their engagement to the Company and encouraging a “stockholder view”, so that they become committed to mid and long term results.
c. How the plans contribute for the achievement of these objectives
Both the ILP and the Matching Plan promote the aligment of the stockholders`and the statutory board members`interests, as they ensure gains for the board members only as long as there are gains for the Company as well.
d. Where the plans fit into the Company’s compensation policy
Both the ILP and the Matching Plan fit into Vale`s compensation policy once they constantly foster a competitiveness level that complies with the Company business and the competitive market context. Both the ILP and the Matching Plan have been designed upon the support provided by specialized consulting servicees and upon the consideration of domestic and international market trends and moves.

e. How the plans promote the alignment between management and the Company interests at short, mid and long term
The design of both the ILP and the Matching Plan lies upon the executive`s annual performance and its baseline is the profit share bonus as assigned incentives. The Plans also comprise the Company`s performance rate upon company stocks fluctuated value in the past three years and the Company`s performance relative to other companies of similar size within the same industry and the same reference period.
f. Maximum number of comprised stocks
Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Plan. The number of virtual ordinary stocks granted as reference within the scope of ILP plan varies according to each executive`s profit share bonus and the average quotation for Vale`s issued stocks within a specific number of stock market floor sessions prior to such grant. Within the scope of the Matching Plan, an executive is given the option to allocate 30 or 50% of his/her bonus to purchase the Company`s class A preferred stocks and so become elligible to the plan.
g. Maximum number of options to be granted
Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Plan.
h. Stock purchasing conditions
Not applicable. No Company stock purchasing option is granted within the scope of either the ILP or the Matching Plan. Once assessed, the amount owed to executives within the scope of either Plan is paid in cash.
i. Criteria for stock pricing or option reference period
Not applicable. As no stock purchasing option nor stock purchase are granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.
With respect to the ILP Plan, the amount owed to executives is calculated as per the valuation of a given number of Vale`s virtual ordinary stocks within the period of the past three years, and is based upon the stock average initial quotation of the last 60 stock market floor sessions prior to the incentive grant, and the stock average final quotation at the closing of the last 60 stock market floor sessions of the third year. This figure is then multiplied by a Company performance factor as a relative value to a peer group comprising 20 similar-size global companiies. Face to the Company ranking within the latter global companies group, the ILP Plan may have its amount expanded by up to 50% or it might be even zeroed.
However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive in order to become eligible to the Plan.
j. Criteria for establishing the reference period
Not applicable. As mentioned above, no Company stock purchasing option is granted within the scope of either the ILP or the Matching Plan. Therefore, there is no reference period.
However, both the ILP and the Matching Plan preestablish that the payment of incentives be made after a three-year grace period.
k. Liquidation conditions
Both the ILP and the Matching Plan pre-establish that premiums be paid in cash.
l. Restrictions to stock transfer
With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.

Not applicable to the ILP Plan, though, once this Plan`s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.
m. Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction
With respect to the Matching Plan, any transference of Vale`s issued preferred stocks that are plan-bonded before the three-year grace period or the executive`s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.
However, with respect to the ILP Plan, the executive`s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.
n. Effects generated by the Company`s Board and Committee Manager`s departure upon his/her rights as provided by the stock-based compensation plan
As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to the long-term plans – ILP and Matching. In case the Manager`s contract is rescinded or no t renewed by the Company, the participant shall receive all the ILP Plan incentives he had purchased prior to the contract rescision or termination date.

13.5 Number of stocks or direct or indirect stock holdings, either in Brazil or overseas, and other securities that might be converted into stock or quotas, issued by the Company, direct or indirect affiliates, subsidiaries or companies under common control, by members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped per board or committee, on the closing date of the last accounting reference period:
(a)
the number of stocks or direct or indirectly quotas of stocks issued by Vale either in Brazil or overseas held by its Board of Directors members, Executive Officers and Fiscal Council members, brouped by board or committee, on the closing day of the last accounting reference period:

VALE S.A.

Stockholders	Common		Preferred
Board of Directors	1.284		54.075
Executive Officers	156.056	(*)	953.345	(*)
Fiscal Council	0		0

Total	157.340		1.007.420

(*)	Including 20.00 VALE shares and 70.560 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.
(b)
the number of stocks or direct or indirectly quotas of stocks issued by Vale either in Brazil or overseas held by its Board of Directors members, Executive Officers and Fiscal Council members, grouped by board or committee, on the closing day of the last accounting reference period:

VALEPAR S.A.

Stockholders	Common	Preferred
Board of Directors	13	0
Executive Officers	0	0
Fiscal Council	0	0

Total	13	0

BRADESPAR S.A.

Stockholders	Common	Preferred
Board of Directors	408	1.648
Executive Officers	0	0
Fiscal Council	2104	6384

Total	2.512	8.032

BNDES PARTICIPAÇÕES S.A. — BNDESPAR

	Non-convertible	Convertible
	Debentures	Debentures
Stockholders	(BNDP-41)	(BNDP-42)
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	10	1

Total	10	1

MITSUI & CO., LTD

Stockholders	Common	Preferred
Board of Directors	50.140	0
Executive Officers	0	0
Fiscal Council	0	0

Total	50.140	0

BANCO DO BRASIL S.A.

		Subscription
Stockholders	Common	Bonds
Board of Directors	3.307	5.021
Executive Officers	0	0
Fiscal Council	1068	0

Total	4.375	5.021

BANCO BRADESCO S.A.

Stockholders	Common	Preferred
Board of Directors	165	24.145
Executive Officers	2.970	22.953
Fiscal Council	23350	65200

Total	26.485	112.298

(c)
number of stocks or direct or indirectly quotas of stocks and other securities that might be converted in stocks or quotas of stocks issued either in Brazil or overseas by Vale’s affiliates and subsidiaries held by its Board of Directors members, Executives Officers and Fiscal Council members, grouped by board or committee on the closing day of the last accounting reference period:

FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

FERROVIA NORTE SUL S.A.

Stockholders	ON	PN
Board of Directors	0	0
Executive Officers	1	0
Fiscal Council	0	0

Total	1	0

LOG-IN – LOGÍSTICA INTERMODAL S/A

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	402	0
Fiscal Council	0	0

Total	402	0

MRS LOGÍSTICA S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

PT INTERNATIONAL NICKEL INDONESIA TBK

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

13.6 With respect to stock-based compensation, as acknowledged in the past three accounting reference periods and as estimated for the current accounting reference period, for Executive Board and the Statutory Board.
The Matching Plan was established in 2008 and provides for a three-year grace period. Therefore, the incentive within the scope of this Plan shall only be due by the Company in April 2011.
As informações abaixo se referem ao Plano de Incentivo a Longo Prazo (ILP) descrito detalhadamente no item 13.4 (I). Como o Plano não contempla a outorga de opções de compra de ações, mas apenas se baseia nas cotações das ações ordinárias da Companhia para definir o valor em espécie a ser pago a título de incentivo aos diretores executivos, grande parte das informações das tabelas abaixo não é aplicável.

Estimates for the accounting reference period to be closed on December 31, 2010

	Executive Board	Statutory Board		Total
Number of members	—	6		6
With respect to each option grant
Grant datea	—	March 2010		—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January 2013		—
Deeadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Pondered average price within accounting reference period for each of the following option groups
Outstanding at the beginning of the accounting reference period	—	—		—
Not redeemed throughout accounting reference period	—	—		—
Redeemed within accounting reference period	—	—		—
Expired within accounting reference period	—	—		—
Fair option price on grant date	—	BRL 18,986,037.00	[1]	BRL 18,986,037.00
Potential dilution in case all granted options were redeemed	—	—		—

Note:

1	– Calculations performed upon bonus % (profit share) as paid on March 2010.

Accounting reference period closed on December 31, 2009

	Executive Board	Statutory Board		Total
Number of members	—	7		5
With respect to each option grant
Grant datea	—	February 2009		—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January 2012		—
Deeadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Pondered average price within accounting reference period for each of the following option groups
Outstanding at the beginning of the accounting reference period	—	—		—
Not redeemed throughout accounting reference period	—	—		—
Redeemed within accounting reference period	—	—		—
Expired within accounting reference period	—	—		—
Fair option price on grant date	—	BRL 14,566,434.00	[1]	BRL 14,566,434.00
Potential dilution in case all granted options were redeemed	—	—		—

Note:

1	– Calculations performed upon bonus % (profit share) as paid on February 2009.
13.7 With respect to outstanding options for the Executive Board and the Statutory Board at the closing of the last accounting reference period
Not applicable. See items 13.4 and 13.6 above.
13.8 With respect to redeemed and delivered options for the Executive Board and the Statutory Board, in the past three accounting reference periods
Not applicable. See items 13.4 and 13.6 above.
13.9 Summary of relevant information aiming at a broader understanding of data presented under items 13.6” through 13.8 above, as well as an explanation of the pricing method used for stock and option values
Not applicable.
13.10 Private Pension Funds in force granted to members of the Executive Board and the Statutory Board
Pursuant to contract provisions, the Company pays for both the employer`s and the employee`s share, up to 9% of the fixed compensation, to Valia – Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member.
At Valia, the minimum required age for benefit eligibility, including a retirement plan, is 45 years of age, after having contributed for the given plan for a minimum grace period of 5 years. Six of the seven current members of the Executive Board are members of this plan and they have all already acquired the right to enjoy the benefits.

Valia – Fundação Valor do Rio Doce de Seguridade Social

	Executive Board	Statutory Board	Total
Number of members	11 full members and 10 deputy members	5	26

Plan name	Pre-Established Contribution Plan “Vale Mais”
Number of managers that are eligible for retirement benefits	—	5	5
Eligibility to early retirement	—	—	—
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	BRL 5,015,938.00	BRL 5,015,838.00
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	BRL 854,559.00	BRL 854,559.00
Eligibility for advanced redemption and conditions	—	—	—
One of the members of the Statutory Board is a member of a private pension fund managed by Bradesco Vida e Previdência S.A., which is described below:
Bradesco Vida e Previdência S.A.

BD Plan (Pré-established Benefits) and PGBL Plan (Pre-established
Plan name	Contribution)
Number of managers that are eligible for retirement benefits	1
Eligibility to early retirement	1
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	BRL 3,282,520.00
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	BRL 425,884.00
Eligibility for advanced redemption and conditions	—
13.11 Managers`Average Compensation
Information not disclosed due to injunctive relief granted by the Honorable Judge of the 5th Circuit Court of Federal Justice of Rio de Janeiro to IBEF/RJ, to which Vale and the company executives are linked.
13.12 Contract agreements, insurance policies or other instruments that might underlie the compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement, and the financial burden they result in for the Company
The contracts signed by members of the Statutory Board have a provision for indemnity for contract rescission or non-renewal once such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) 2 (two) fixed annual salaries for the Managing President; or (ii) 1 (one) fixed annual salary for the Executive Managers. Indemnity payment is made in four quarterly payments and conditioned to a non-compete agreement to be in force for the following 12 months.
The contract also provides for a Life Insurance Policy, whose insured capital is worth twice as much as the fixed annual compensation, for the purposes of death or total permanent disability (TPD).

No other type of contract agreement is drawn with members of the Executive Board or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed or retires.
13.13 With respect to the last three accounting reference periods, disclose the percentage of total compensation for each board or committee as acknowledged in the Company results and which applies to members of the Executive Board, of the Statutory Board or the Fiscal Board, that are somehow connected to direct or indirect affiliates, in compliance with the accounting rules that govern this matter.

Board or Committee	Accounting reference period closed on December 31, 2009
Executive Board	83.37%
Statutory Board	0%
Fiscal Board	25.00%
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.
13.14 With respect to the last three accounting reference periods, disclose the amounts as acknowledged in the Company results for compensation paid to members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped by board or committee, for any purpose other than the function they perform, such as commissions, consulting or advisory services.
No payments of any other type rather than for the function they perform were made to any member of the Executive Board, of the Statutory Board or the Fiscal Board.
13.14 With respect to the last three accounting reference periods, disclose the amounts as acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control, by members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped per board or committee, specifying the purpose of such amounts paid to the referred individuals.

Board or Committee	Accounting reference period closed on December 31, 2009
Executive Board	—
Statutory Board	BRL 707,352.00 ‘(Annual fFxed Compensation: BRL 515,523.00 / Direct and indirect benefits: BRL 191,829.00)
Fiscal Board	—
Note:

1	– The above amount refers to compensation paid to an Executive Manager working a tour controlled company Vale Inco Limited, in Canada.
De acordo com a faculdade prevista no art. 67 da Instrução CVM nº 480/09, não serão apresentadas as informações relativas aos exercícios de 2007 e 2008.
13.16 Other information that the Company might judge relevant
There are no other relevant information with respect to item “13”.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: April 14, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations